# SEC Schedule 13D/A (Amendment No. 19) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Paramount Global, CIK 0000813828
CUSIP: 92556H107
Title of class of securities: Class A Common Stock
Address of issuer's principal executive offices: 1515 BROADWAY, 1515 BROADWAY, NEW YORK, New York (NY), 10036
Date of event which requires filing of this statement: 12/30/2024
Amends the filing with accession number 0000807249-06-000018
Filed by CIK 0000807249
Persons authorized to receive notices and communications: David Goldman, GAMCO Investors, Inc., One Corporate Center, Rye, New York (NY), 10580, 9149215000

## Reporting persons
- GAMCO INVESTORS, INC. ET AL (CIK 0000807249): type of reporting person: corporation (CO), parent holding company or control person (HC); citizenship or place of organization: New York (NY); source of funds: working capital (WC); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class); the aggregate amount excludes certain shares
- GABELLI FUNDS LLC (CIK 0001081407): type of reporting person: investment adviser (IA), corporation (CO); citizenship or place of organization: New York (NY); source of funds: other (OO); sole voting power 1,832,441; shared voting power 0; sole dispositive power 1,832,441; shared dispositive power 0; aggregate amount beneficially owned 1,832,441 (4.5% of the class)
- GAMCO Asset Management Inc. (CIK 0001460612): type of reporting person: corporation (CO), investment adviser (IA); citizenship or place of organization: New York (NY); source of funds: other (OO); sole voting power 2,376,955; shared voting power 0; sole dispositive power 2,511,336; shared dispositive power 0; aggregate amount beneficially owned 2,511,336 (6.2% of the class)
- GABELLI & Co INVESTMENT ADVISERS, INC. (CIK 0000932724): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 37,950; shared voting power 0; sole dispositive power 37,950; shared dispositive power 0; aggregate amount beneficially owned 37,950 (0.1% of the class)
- GABELLI FOUNDATION, INC.: type of reporting person: other (OO); citizenship or place of organization: Nevada (NV); source of funds: working capital (WC); sole voting power 94,000; shared voting power 0; sole dispositive power 94,000; shared dispositive power 0; aggregate amount beneficially owned 94,000 (0.2% of the class)
- MJG ASSOCIATES, INC.: type of reporting person: corporation (CO); citizenship or place of organization: Connecticut (CT); source of funds: other (OO); sole voting power 86,200; shared voting power 0; sole dispositive power 86,200; shared dispositive power 0; aggregate amount beneficially owned 86,200 (0.2% of the class)
- GGCP, INC. (CIK 0001238894): type of reporting person: corporation (CO), parent holding company or control person (HC); citizenship or place of organization: Wyoming (WY); source of funds: working capital (WC); sole voting power 80,000; shared voting power 0; sole dispositive power 80,000; shared dispositive power 0; aggregate amount beneficially owned 80,000 (0.2% of the class); the aggregate amount excludes certain shares
- Associated Capital Group, Inc. (CIK 0001642122): type of reporting person: corporation (CO), parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 86,350; shared voting power 0; sole dispositive power 86,350; shared dispositive power 0; aggregate amount beneficially owned 86,350 (0.2% of the class); the aggregate amount excludes certain shares
- GABELLI MARIO J (CIK 0001185533): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 40,000; shared voting power 0; sole dispositive power 40,000; shared dispositive power 0; aggregate amount beneficially owned 40,000 (0.1% of the class); the aggregate amount excludes certain shares

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock
Name of issuer: Paramount Global
Address of issuer's principal executive offices: 1515 BROADWAY, 1515 BROADWAY, NEW YORK, New York (NY), 10036

## Item 2. Identity and Background
Name of person filing: This statement is being filed by one or more of the following persons: GGCP, Inc. (GGCP), GGCP Holdings LLC (GGCP Holdings), GAMCO Investors, Inc. (GBL), Associated Capital Group, Inc. (AC), Gabelli Funds, LLC (Gabelli Funds), GAMCO Asset Management Inc. (GAMCO), Teton Advisors, LLC (Teton Advisors), Keeley-Teton Advisors, LLC (Keeley-Teton), Gabelli & Company Investment Advisers, Inc. (GCIA), Morgan Group Holding Co., (MGH), G.research, LLC (G.research), MJG Associates, Inc. (MJG Associates), Gabelli Securities International (Bermuda) Limited (GSIL), Gabelli Foundation, Inc. (Foundation), Mario Gabelli, LICT and CIBL. Those of the foregoing persons signing this Schedule 13D are hereinafter referred to as the Reporting Persons.
Residence or business address: GAMCO is a New York corporation and GBL and MGH are Delaware corporations, each having its principal business office at One Corporate Center, Rye, New York 10580. GGCP is a Wyoming corporation and AC and GCIA are Delaware corporations each having its principal business office 191 Mason Street, Greenwich, CT 06830. GGCP Holdings is a Delaware limited liability corporation having its principal business office at 191 Mason Street, Greenwich, CT 06830. G.research is a Delaware limited liability company having its principal officers at One Corporate Center, Rye, New York 10580. Gabelli Funds is a New York limited liability company having its principal business office at One Corporate Center, Rye, New York 10580. Teton Advisors is a Delaware limited liability company having its principal place of business at 189 Mason Street, Greenwich, CT 06830. Keeley-Teton Advisors is a Delaware limited liability company having its principal place of business at 141 W. Jackson Blvd., Chicago, IL 60604. MJG Associates is a Connecticut corporation having its principal business office at 191 Mason Street, Greenwich, CT 06830. The Foundation is a Nevada corporation having its principal offices at 165 West Liberty Street, Reno, Nevada 89501. LICT is a Delaware corporation having its principal place of business as 401 Theodore Fremd Avenue, Rye, New York 10580. CIBL, Inc. is a Delaware corporation having its principal place of business as 165 West Liberty Street, Suite 220, Reno, NV 89501.
Present principal occupation or employment:
GGCP makes investments for its own account and is the manager and a member of GGCP Holdings which is the controlling shareholder of GBL and AC. GBL, a public company whose stock is quoted on the OTCQX platform, is the parent company for a variety of companies engaged in the securities business, including certain of those named below. AC, a public company listed on the New York Stock Exchange, is the parent company for a variety of companies engaged in the securities business, including certain of those listed below.

GAMCO, a wholly-owned subsidiary of GBL, is an investment adviser registered under the Investment Advisers Act of 1940, as amended (Advisers Act). GAMCO is an investment manager providing discretionary managed account services for employee benefit plans, private investors, endowments, foundations and others.

GCIA, a wholly owned subsidiary of AC, is an investment adviser registered under the Advisers Act and serves as a general partner or investment manager to limited partnerships and offshore investment companies and other accounts. As a part of its business, GCIA may purchase or sell securities for its own account. GCIA or its relying advisers, act as a general partner or investment manager of a number of funds or partnerships, including Gabelli Associates Fund, L.P., Gabelli Associates Fund II, L.P., Gabelli Associates Limited, Gabelli Associates Limited II E, Gabelli Intermediate Credit Fund L.P., GAMA Select Plus Master Fund, Ltd., GAMCO Medical Opportunities L.P., and Gabelli Multimedia Partners, L.P.

G.research is a wholly owned subsidiary of MGH. G.research, is a broker-dealer registered under the Securities Exchange Act of 1934, as amended (1934 Act), which may as a part of its business purchase and sell securities for its own account.

Gabelli Funds, a wholly owned subsidiary of GBL, is a limited liability company. Gabelli Funds is an investment adviser registered under the Advisers Act which provides advisory services for The Gabelli Equity Trust Inc., The Gabelli Asset Fund, The Gabelli Growth Fund, The Gabelli Convertible and Income Securities Fund Inc., The Gabelli Value 25 Fund Inc., The Gabelli Small Cap Growth Fund, The Gabelli Equity Income Fund, The Gabelli ABC Fund, The Gabelli Global Content & Connectivity Fund, The Gabelli Gold Fund, Inc., The Gabelli Multimedia Trust Inc., The Gabelli Global Rising Income & Dividend Fund, The Gabelli Capital Asset Fund, The Gabelli International Growth Fund, Inc., The Gabelli Global Growth Fund, The Gabelli Utility Trust, The Gabelli Utilities Fund, The Gabelli Dividend Growth Fund, The Gabelli Focused Growth and Income Fund, The Comstock Capital Value Fund, The Gabelli Dividend and Income Trust, The Gabelli Global Utility & Income Trust, The GAMCO Global Gold, Natural Resources, & Income Trust, The GAMCO Natural Resources, Gold & Income Trust, The GDL Fund, Gabelli Enterprise Mergers & Acquisitions Fund, The Gabelli ESG Fund, Inc., The Gabelli International Small Cap Fund, The Gabelli Healthcare & Wellness Rx Trust, The Gabelli Global Small and Mid Cap Value Trust, Gabelli Merger Plus+ Trust Plc, The Gabelli Global Financial Services Fund, The Gabelli Global Mini Mites Fund, The Gabelli Media Mogul Fund, The Gabelli Pet Parents Fund, The Gabelli U.S. Treasury Money Market Fund, Bancroft Fund Ltd. and Ellsworth Growth & Income Fund Ltd., Gabelli Growth Innovators ETF, Gabelli Love Our Planet & People ETF, Gabelli Automation ETF, Gabelli Commercial Aerospace & Defense ETF, Gabelli Financial Services Opportunities ETF (collectively, the Funds), which are registered investment companies. Gabelli Funds is also the investment adviser to The GAMCO International SICAV (sub-funds GAMCO Merger Arbitrage and GAMCO All Cap Value), a UCITS III vehicle.

Teton Advisors, an investment adviser registered under the Advisers Act, provides discretionary advisory services to The TETON Westwood Mighty Mitessm Fund, The TETON Convertible Securities Fund, The Teton Westwood Balanced Fund, and The TETON Westwood Equity Fund. The TETON Westwood Mighty Mites Fund and the Teton Convertible Securities Fund are subadvised by Gabelli Funds, and their holdings are included in this filing.

Keeley-Teton, an investment adviser registered under the Advisers Act, provides discretionary advisory services to The Teton Westwood Smallcap Equity Fund, The Keeley Small Cap Dividend Value Fund, The Keeley Small-Mid Cap Value Fund, and The Keeley Mid Cap Dividend Value Fund, as well as to institutional and individual clients.

MJG Associates provides advisory services to private investment partnerships and offshore funds. Mario Gabelli is the sole shareholder, director and employee of MJG Associates. MJG Associates is the Investment Manager of Gabelli International Limited and Gabelli Fund, LDC. Mario J. Gabelli is the general partner of Gabelli Performance Partnership, LP.
The Foundation is a private foundation. Mario Gabelli is the Chairman, a Trustee and the Investment Manager of the Foundation. Elisa M. Wilson is the President of the Foundation.
LICT is a holding company with operating subsidiaries engaged primarily in the rural telephone industry. LICT actively pursues new business ventures and acquisitions. LICT makes investments in marketable securities to preserve capital and maintain liquidity for financing their business activities and acquisitions and are not engaged in the business of investing, or trading in securities. Mario J. Gabelli is the Chief Executive Officer, a director, and substantial shareholder of LICT.

CIBL is a holding company with interest in telecommunications operations, primarily in the rural telephone industry. CIBL actively pursues new business ventures and acquisitions. CIBL makes investments in marketable securities to preserve capital and maintain liquidity for financing their business activities and acquisitions and are not engaged in the business of investing, or trading in securities. Mario J. Gabelli is a director, and substantial shareholder of CIBL.

Mario Gabelli is the controlling stockholder, co-Chief Executive Officer and a director of GGCP and Chairman and Chief Executive Officer of GBL. He is the Executive Chairman of AC. Mario Gabelli is also a member of GGCP Holdings. Mario Gabelli is the controlling shareholder of MGH and indirectly of Teton Advisors and Keeley-Teton Advisors.
Criminal convictions in the last five years: Not applicable.
Civil proceedings (securities laws) in the last five years: Not applicable.
Citizenship: United States.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 to Schedule 13D is amended, in pertinent part, as follows:
The Reporting Persons used an aggregate of approximately $782,408 to purchase the additional Securities reported as beneficially owned in Item 5 since the most recent filing on Schedule 13D. Gabelli Funds used approximately $364,271 of funds that were provided through the accounts of certain of their investment advisory clients in order to purchase the additional Securities for such clients. GCIA used approximately $398,382 of client funds to purchase the additional Securities reported by it. AC used approximately $19,755 of working capital to purchase the additional Securities reported by it.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 to Schedule 13D is amended, in pertinent part, as follows:
On December 30, 2024, the Gabelli Value 25 Fund ("Gabelli Value"), on behalf of GAMCO and its clients, filed a Verified Complaint for Relief Pursuant to 8 Del. C. Section 220 to Compel Inspection of Books and Records of Paramount in connection with the merger with Skydance Group (the "220 Complaint"). Pursuant to Delaware rules, the 220 Complaint was filed under seal and a public version of the 220 Complaint will be filed on or before January 6, 2025. On December 30, 2024, Gabelli Value also filed a motion to expedite the proceedings on its 220 Complaint. The 220 Complaint alleges that Paramount has failed to provide information and books and records in compliance with a Section 220 demand, which was filed by Gabelli Value on behalf of GAMCO and its clients on November 8, 2024, as part of an ongoing inquiry by the Gabelli entities into the fairness of the Skydance merger to minority shareholders and in particular, concerns relating to NAI's controlling stake in Paramount.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The aggregate number of Securities to which this Schedule 13D relates is 4,768,277 shares, representing 11.71% of the 40,702,683 shares outstanding as reported in the Issuer's most recently filed Form 10-Q for the quarterly period ended September 30, 2024. The Reporting Persons beneficially own those Securities as follows: GAMCO 2,511,336 shares 6.17%, Gabelli Funds 1,832,441 shares 4.50%, AC 86,350 shares 0.21%, GCIA 37,950 shares 0.09%, Foundation 94,000 shares 0.23, GGCP 80,000 shares 0.20%, MJG Associates 86,200 shares 0.21% and Mario Gabelli 40,000 shares 0.10%.
Number of shares as to which each person has sole or shared power to vote or dispose: Each of the Reporting Persons and Covered Persons has the sole power to vote or direct the vote and sole power to dispose or to direct the disposition of the Securities reported for it, either for its own benefit or for the benefit of its investment clients or its partners, as the case may be, except that (i) GAMCO does not have authority to vote --- of the reported shares, (ii) Gabelli Funds has sole dispositive and voting power with respect to the shares of the Issuer held by the Funds so long as the aggregate voting interest of all joint filers does not exceed 25% of their total voting interest in the Issuer and, in that event, the Proxy Voting Committee of each Fund shall respectively vote that Funds shares, (iii) at any time, the Proxy Voting Committee of each such Fund may take and exercise in its sole discretion the entire voting power with respect to the shares held by such fund under special circumstances such as regulatory considerations, and (iv) the power of Mario Gabelli, AC, GBL, and GGCP is indirect with respect to Securities beneficially owned directly by other Reporting Persons.
Transactions in the class effected during the past sixty days:
Information with respect to all transactions in the Securities which were effected during the past sixty days or since the most recent filing on Schedule 13D, whichever is less, by each of the Reporting Persons and Covered Persons is set forth below:

DATE SHARES PURCHASED AVERAGE
/SOLD PRICE
ASSOCIATED CAPITAL GROUP, INC.
12/20/2024 100 21.9701
12/19/2024 300 21.9479
12/18/2024 500 21.9469

GABELLI & COMPANY INVESTMENT ADVISORS, INC.
GABELLI ASSOCIATES FUND II
12/20/2024 150 21.9701
12/19/2024 500 21.9479
12/18/2024 950 21.9469
GABELLI ASSOCIATES FUND
12/20/2024 450 21.9701
12/19/2024 500 21.9479
12/18/2024 3,600 21.9469
GABELLI ASSOCIATES LIMITED II E
12/20/2024 300 21.9701
12/19/2024 950 21.9479
12/18/2024 1,800 21.9469
GABELLI ASSOCIATES LIMITED
12/20/2024 850 21.9701
12/19/2024 2,850 21.9479
12/18/2024 5,250 21.9469

GABELLI FUNDS, LLC
COMSTOCK CAPITAL VALUE FUND
12/18/2024 500 21.9469
GAMCO MERGER ARBITRAGE UCITS
12/20/2024 1,272 21.9701
12/19/2024 4,374 21.9479
12/18/2024 8,100 21.9469
GABELLI MERGER PLUS+ TRUST
12/20/2024 250 21.9701
12/19/2024 750 21.9479
12/18/2024 1,350 21.9469

GAMCO ASSET MANAGEMENT INC.
12/27/2024 500 22.5000
12/26/2024 -100 22.4572
12/26/2024 338 22.4890
12/24/2024 280 22.3500
12/23/2024 400 22.5975
12/20/2024 -300 21.9343
12/20/2024 100 21.9701
12/19/2024 -1,500 21.8649
12/19/2024 300 21.9479
12/19/2024 798 22.1910
12/18/2024 -1,500 21.9300
12/18/2024 552 21.9469
12/17/2024 800 22.4000
12/16/2024 5,000 22.5835
12/16/2024 -6,853 22.6268
12/16/2024 1,300 22.7385
12/13/2024 -2,401 22.8352
12/13/2024 200 22.8800
12/13/2024 2,000 22.9329
12/12/2024 -1,000 22.7165
12/12/2024 -1,000 22.8386
Other persons with the right to receive dividends or sale proceeds: The investment advisory clients of, or partnerships managed by, GAMCO, Gabelli Funds, Teton Advisors and MJG Associates have the sole right to receive and, subject to the notice, withdrawal and/or termination provisions of such advisory contracts and partnership arrangements, the sole power to direct the receipt of dividends from, and the proceeds of sale of, any of the Securities beneficially owned by such Reporting Persons on behalf of such clients or partnerships. Except as noted, no such client or partnership has an interest by virtue of such relationship that relates to more than 5% of the Securities.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Signatures
- GAMCO INVESTORS, INC. ET AL: Peter D. Goldstein, General Counsel (12/30/2024)
- GABELLI FUNDS LLC: David Goldman, General Counsel (12/30/2024)
- GAMCO Asset Management Inc.: Douglas R. Jamieson, President (12/30/2024)
- GABELLI & Co INVESTMENT ADVISERS, INC.: Douglas R. Jamieson, President (12/30/2024)
- GABELLI FOUNDATION, INC.: David Goldman, Attorney-In-Fact (12/30/2024)
- MJG ASSOCIATES, INC.: David Goldman, Attorney-In-Fact (12/30/2024)
- GGCP, INC.: David Goldman, Attorney-In-Fact (12/30/2024)
- Associated Capital Group, Inc.: Douglas R. Jamieson, President & CEO (12/30/2024)
- GABELLI MARIO J: David Goldman, Attorney-In-Fact (12/30/2024)